Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Commences Partial Cash Tender Offer
for Elron Electronic Industries Ltd.

Tel Aviv, Israel, October 25, 2006 – Discount Investment Corporation Ltd. (TASE: DISI) announced that it is commencing today a tender offer to purchase up to 4,440,000 ordinary shares of Elron Electronic Industries Ltd. (Nasdaq & TASE: ELRN) for $12.00 per share, net to the seller in cash, less any required withholding taxes and without interest. If more than the maximum number of shares offered to be purchased in the tender offer are tendered, Discount Investment will purchase shares on a pro rata basis.

The bidder, Discount Investment, currently beneficially owns 14,048,613 ordinary shares of Elron, representing approximately 47.6% of Elron’s outstanding shares. If the full number of shares is purchased in the tender offer, Discount Investment will own approximately 62.6% of Elron’s outstanding shares.

On October 24, 2006, the last trading day before commencement of the offer, the closing sale price of the Elron shares was $11.65 on Nasdaq and NIS 49.70 ($11.60 based on an exchange rate of NIS 4.283 per United States dollar as of October 24, 2006) on the Tel Aviv Stock Exchange (TASE).

The tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Wednesday, November 29, 2006, unless the offer is extended by Discount Investment.

The tender offer does not contain any minimum condition and is not conditioned on the receipt of financing or the approval of the board of directors of Elron.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares of Elron. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All shareholders of Elron should read the tender offer materials, which are being filed today by Discount Investment, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer which is expected to be filed in due course by Elron, with the SEC and the ISA. Shareholders of Elron should read the tender offer materials and, once available, the Solicitation/Recommendation Statement, because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or toll free (800) 322-2885. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il